As filed with the Securities and Exchange Commission on April 13, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ALEXANDRIA REAL ESTATE EQUITIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	95-4502084
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 578-0777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 578-0777

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:
Kenneth E. Kohler
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

			Proposed
			maximum
Title of each class of	Amount to be	Proposed maximum	aggregate offering	Amount of
securities to be registered	registered	offering per unit	price	registration fee
Common Stock, $0.01 par value per share(1)	4,679,534(2)	$101.49(3)	$474,925,906(2)	$14,581

(1)                Each share of our common stock includes an associated right to purchase preferred stock (each, a “right”). Prior to the occurrence of specified events, the rights will not be exercisable or evidenced separately from the common stock. See “Provisions of Maryland Law and of Our Charter and Bylaws.”

(2)                Represents the maximum number of shares of Alexandria Real Estate Equities, Inc.’s common stock, $0.01 par value per share, issuable upon conversion of its 3.70% Convertible Senior Notes due 2027 at a conversion rate corresponding to the maximum conversion rate of 10.1729 shares of Alexandria Real Estate Equities, Inc.’s common stock per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminable number of shares of Alexandria Real Estate Equities, Inc.’s common stock that may be issued in connection with a stock split, stock dividend or similar transaction.

(3)                The proposed maximum offering price per share with respect to the 4,679,534 shares being registered pursuant to this Registration Statement is $101.49, estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act, and, in accordance with Rule 457(c) under the Securities Act, is based upon the average of the high and low reported sale prices of Alexandria Real Estate Equities, Inc.’s common stock on the New York Stock Exchange on April 9, 2007.

PROSPECTUS

Alexandria Real Estate Equities, Inc.

4,679,534 Shares
Common Stock

We issued and sold $460 million aggregate principal amount of our 3.70% Convertible Senior Notes due 2027, or the notes, in a private transaction in January 2007.

Under certain circumstances, we may issue shares of our common stock, par value $0.01 per share, upon the conversion of the notes. In such circumstances, the recipients of such common stock, whom we refer to as the selling stockholders, may use this prospectus to resell from time to time up to an aggregate of 4,679,534 shares of our common stock that we may issue to them upon the conversion of the notes. Additional selling stockholders may be named by future prospectus supplements.

The registration of the shares does not necessarily mean that any of the selling stockholders will convert their notes into our common stock or that any shares of our common stock received upon conversion of the notes will be sold by the selling stockholders under this prospectus or otherwise.

We will not receive proceeds from any issuance of shares of our common stock to the selling stockholders or from any sale of such shares by the selling stockholders, but we have agreed to pay certain registration expenses relating to such shares of our common stock. The selling stockholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus.

To assist us in complying with certain U.S. federal income tax requirements applicable to real estate investment trusts, or REITs, our charter contains certain restrictions relating to the ownership and transfer of our stock. See “Description of Stock—Restrictions on Ownership and Transfer” beginning on page 6 of this prospectus.

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “ARE.” On April 9, 2007, the last sales price of our common stock reported on the NYSE was $101.65 per share.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of our common stock may be deemed to be “underwriters” under the Securities Act of 1933, or the Securities Act. See “Plan of Distribution.”

You should carefully read and consider the risk factors that we have described in “Risk Factors” on page 2 before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 13, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders named in this prospectus may sell our common stock from time to time. This prospectus provides you with a general description of our common stock that any selling stockholder may offer. Each time that any selling stockholder sells shares of our common stock, the selling stockholder will provide a copy of this prospectus and, if applicable, a copy of any prospectus supplement.

YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, IF APPLICABLE, ANY PROSPECTUS SUPPLEMENT, AS WELL AS THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE AS DESCRIBED UNDER THE SECTION ENTITLED “WHERE YOU CAN FIND MORE INFORMATION.”

The information in this prospectus is accurate as of April 13, 2007.   You should rely only on the information contained in this prospectus, the applicable prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus, the applicable prospectus supplement or the documents we have incorporated by reference is accurate as of any date other than the date of the respective document.

i

WHERE YOU CAN FIND MORE INFORMATION

Where Documents are Filed; Copies of Documents

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, in accordance with which we file reports, proxy statements and other information with the SEC. This registration statement, the exhibits and schedules forming a part thereof, and the reports, proxy statements and other information we have filed with the SEC can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such material also may be accessed by visiting the following internet website maintained by the SEC that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC: http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange, and similar information regarding us and the information we provide to the exchange may be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also access further information about us by visiting our website at http://labspace.com. Please note that the information and materials found on our website, except for our SEC filings expressly described below, are not part of this prospectus and are not incorporated by reference into this prospectus.

Incorporation of Documents by Reference

We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the SEC, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Instead, the SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose particular important information to you without actually including such information in this prospectus by simply referring you to another document that we filed separately with the SEC.

The information we incorporate by reference is an important part of this prospectus and should be carefully read in conjunction with this prospectus and any prospectus supplement. Information that we file with the SEC after the date of this prospectus will automatically update and may supersede some of the information in this prospectus as well as information we previously filed with the SEC and that was incorporated by reference into this prospectus.

The following documents are incorporated by reference into this prospectus:

•       our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on March 1, 2007;

•       our current report filed on Form 8-K on March 7, 2007;

•       the description of our common stock contained in the Registration Statement on Form 8-A filed on May 14, 1997, including any amendments or reports filed for the purpose of updating such description; and

•       all reports or documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those that we “furnish” pursuant to Item 2.02 or 7.01 of Form 8-K or other information “furnished” to the SEC) after the date of this prospectus and prior to the termination of the offering.

If information in any of these incorporated documents conflicts with information in this prospectus, prospectus supplement or any other offering materials, you should rely on the most recent information.

If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.

You may request from us at no cost a copy of any document we incorporate by reference, excluding all exhibits to such incorporated documents (unless we have specifically incorporated by reference such exhibits either in this prospectus or in the incorporated document), by making such a request in writing or by telephone to the following address:

Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
Attention: Corporate Secretary
(626) 578-0777

Except as provided above, no other information (including information on our website) is incorporated by reference into this prospectus.

RISK FACTORS

Investment in our common stock offered pursuant to this prospectus involves risks. You should carefully consider the risk factors incorporated in this prospectus by reference to our most recently filed Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the other information contained in this prospectus, as updated by our subsequent filings under the Exchange Act, before investing in our common stock. The occurrence of any of these risks might cause you to lose all or part of your investment in our common stock. Please also refer to the section entitled “Forward-Looking Statements.”

ALEXANDRIA REAL ESTATE EQUITIES, INC.

We are a Maryland corporation formed in October 1994 that has elected to be taxed as a REIT for U.S. federal income tax purposes. We are engaged principally in the ownership, operation, management, selective redevelopment, development and acquisition of properties for the life sciences industry. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as governmental agencies. Our properties leased to tenants in the life science industry typically consist of buildings containing scientific research and development laboratories and other improvements that are generic to tenants operating in the life science industry. We refer to such properties as “life science properties.” As of December 31, 2006, we had 159 properties (156 properties located in nine states in the United States and three properties located in Canada) with approximately 11.2 million rentable square feet of office/laboratory space plus 1.2 million square footage undergoing ground-up development and an imbedded pipeline for ground-up development of approximately 5.9 million additional rentable square feet.

For additional information regarding our business, we refer you to our filings with the SEC incorporated by reference in this prospectus. See “Where You Can Find More Information.”

Our principal executive offices are located at 385 East Colorado Boulevard, Suite 299, Pasadena, California 91101, and our telephone number is (626) 578-0777.

USE OF PROCEEDS

We are filing the registration statement, of which this prospectus forms a part, pursuant to our contractual obligation to the holders of the notes named in the section entitled “Selling Stockholders.” We will not receive any of the proceeds from the resale of shares of our common stock from time to time by such selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus. These may include, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel and accountants and blue sky fees and expenses.

DESCRIPTION OF STOCK

The following summary of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law and our charter and bylaws. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to

•       100,000,000 shares of common stock;

•       100,000,000 shares of preferred stock; and

•       200,000,000 shares of “excess stock” (as described below).

Of our preferred stock,

•       1,610,000 shares are classified as 9.50% Series A Cumulative Redeemable Preferred Stock, or Series A preferred stock;

•       2,300,000 shares are classified as 9.10% Series B Cumulative Redeemable Preferred Stock, or Series B preferred stock;

•       5,750,000 shares are classified as 8.375% Series C Cumulative Redeemable Preferred Stock, or Series C preferred stock; and

•       500,000 shares are classified as Series A Junior Participating Preferred Stock, or Series A junior preferred stock.

As of April 9, 2007 the following securities were issued and outstanding:

•       29,474,020 shares of our common stock;

•       no shares of our Series A preferred stock or Series A junior preferred stock;

•       no shares of our Series B preferred stock; and

•       5,185,500 shares of our Series C preferred stock.

All 1,543,500 previously issued and outstanding shares of our Series A preferred stock were redeemed as of July 7, 2004, and all 2,300,000 previously issued and outstanding shares of our Series B preferred stock were redeemed as of March 20, 2007.

Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

All shares of common stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock, holders of our common stock are entitled to receive dividends on such shares if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Subject to the preferential rights of any other class or series of our stock, our holders of common stock are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on transfer of our stock, each outstanding share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of our stock, the holders of such shares will possess the exclusive voting power. A plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock generally have no preference, conversion, exchange, sinking fund or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding restriction on transfer of our stock, shares of our common stock will each have equal distribution, liquidation and other rights.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Our outstanding shares of common stock are listed on the NYSE under the symbol “ARE.” Any shares of common stock we issue upon conversion of the notes will also be listed on the NYSE upon official notice of issuance.

Preferred Stock

Our charter authorizes our board of directors, without the approval of our stockholders, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series, as authorized by our board of directors. Prior to the issuance of shares of any series, our board of directors is required by the Maryland General Corporation Law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series, all of which will be set forth in articles supplementary to our charter adopted for that purpose by our board of directors or a duly authorized special committee thereof. Using this power, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common stock or for other reasons be desired by them.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financing and acquisition transactions and in meeting other needs that may arise. The additional classes or series of our preferred stock, as well as our common stock, will be available for issuance without further action by our stockholders, unless further action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no present intention to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or for other reasons be desired by them.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), not more than 50% of the value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the Internal Revenue Code) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Furthermore, shares of our outstanding stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.

In order for us to maintain our qualification as a REIT, among other purposes, our charter provides for an ownership limit, which prohibits, with certain exceptions, direct or constructive ownership of shares of stock representing more than 9.8% of the combined total value of our outstanding shares of stock by any person, as defined in our charter.

Our board of directors, in its sole discretion, may waive the ownership limit for any person. However, our board of directors may not grant such waiver if, after giving effect to such waiver, five individuals could beneficially own, in the aggregate, more than 49.9% of the value of our outstanding stock. As a condition to waiving the ownership limit, our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine our status as a REIT. Notwithstanding the receipt of any such ruling or opinion, our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting a waiver.

Our charter further prohibits any person from:

•       beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code; and

•       transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons.

Any transfer in violation of any of these restrictions is void ab initio. Any person who acquires or attempts to acquire beneficial or constructive ownership of shares of our stock in violation of the foregoing restrictions on transferability and ownership is required to give us notice immediately and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify, or to attempt to qualify, as a REIT.

If any transfer of shares of our stock or other event occurs that would result in any person beneficially or constructively becoming the owner of shares of our stock in excess or in violation of the above transfer or ownership limitations, or becoming a prohibited owner, then that number of shares of our stock (rounded up to the nearest whole share) the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations shall be automatically exchanged for an equal number of shares of excess stock. Those shares of excess stock will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the prohibited owner will generally not acquire any rights in such shares. This automatic exchange will be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Shares of excess stock held in the trust will be issued and outstanding shares of our stock. The prohibited owner will not:

•       benefit economically from ownership of any shares of excess stock held in the trust;

•       have any rights to distributions thereon; or

•       possess any rights to vote or other rights attributable to the shares of excess stock held in the trust.

The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to us upon demand, or, at our sole election, will be offset against any future dividends or distributions payable to the purported transferee or holder, and any dividend or distribution authorized but unpaid will be rescinded as void ab initio with respect to such shares of stock and promptly thereafter paid over to the trustee of the trust with respect to such shares of excess stock, as trustee of the trust for the exclusive benefit of the charitable beneficiary. The prohibited owner will have no voting rights with respect to shares of excess stock held in the trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee of the trust, the trustee of the trust will have the authority (at the trustee’s sole discretion) to:

•       rescind as void any vote cast by a prohibited owner prior to the discovery by us that such shares have been transferred to the trustee of the trust; and

•       recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 180 days after the date of the event that resulted in shares of our excess stock being transferred to the trust (or as soon as possible thereafter if the trustee did not learn of such event within such period), the trustee shall sell the shares of stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and those shares of excess stock will be automatically exchanged for an equal number of shares of the same class or series of stock that originally were exchanged for the excess stock.

The trustee shall distribute to the prohibited owner, as appropriate:

•       the price paid by the prohibited owner for the shares;

•       if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other such transaction), the “market price” (as defined in our charter) of such shares on the day of the event causing the shares to be held in the trust; or

•       if the exchange for excess stock did not arise as a result of a purported transfer, the market price of such shares on the day of the other event causing the shares to be held in the trust.

If such shares are sold by a prohibited owner, then to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the trustee.

All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as may be required by our charter, the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of our stock, including shares of common stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner must provide us such additional information as we may reasonably request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT. In addition, each stockholder will be required upon demand to provide us such information as we may reasonably request in order to determine our status as a REIT, to comply with the requirements of any taxing authority or governmental authority or to determine such compliance, or to comply with the REIT provisions of the Internal Revenue Code.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the holders of our common stock or for other reasons be desired by them.

Registrar and Transfer Agent

The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company, New York, New York.

PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland General Corporation Law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland General Corporation Law and our charter and bylaws. See “Where You Can Find More Information.”

Board of Directors

Our bylaws provide that the number of our directors may be established by our board of directors, but may not be fewer than the minimum number required by the Maryland General Corporation Law, which is one, nor more than 15. Any vacancy may be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. All directors are elected to hold office until the next annual meeting of our stockholders and until their successors are duly elected and qualify.

Our charter and bylaws provide that our stockholders may remove any director by a vote of not less than two-thirds of all the votes entitled to be cast on the matter. Our charter and bylaws further provide that our board of directors may fill board vacancies and that any director elected to fill a vacancy may hold office for the remainder of the full term of the directorship in which the vacancy occurred.

Business Combinations

Under the Maryland General Corporation Law, specified “business combinations” (including a merger, consolidation, share exchange or, in specified circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and:

•       any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of such interested stockholder; or

•       an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the 10% or more beneficial owner acquires such status.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. In approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors. After the five-year period, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:

•       80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and

•       two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the 10% or more beneficial owner with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of such an interested stockholder, unless, among other conditions, the corporation’s common stockholders receive “a minimum price” (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the 10% or more beneficial owner for its shares.

These provisions of the Maryland General Corporation Law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the 10% or more beneficial owner acquires such status. Our board of directors has adopted a resolution providing that the “business combination” provisions of the Maryland General Corporation Law shall not apply to us generally and that such resolution is irrevocable unless revocation, in whole or in part, is approved by the holders of a majority of the outstanding shares of common stock, but revocation will not affect any business combination consummated, or any business combination contemplated by any agreement entered into, prior to the revocation. As a result of the foregoing, any person who becomes a 10% or more beneficial owner may be able to enter into business combinations with us that may not be in the best interest of the stockholders, without our compliance with the business combination provisions of the Maryland General Corporation Law.

Control Share Acquisitions

The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•       one-tenth or more but less than one-third;

•       one-third or more but less than a majority; or

•       a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

A “control share acquisition” means the acquisition of control shares, subject to specified exceptions.

Under Maryland law, a person who has made or proposes to make a control share acquisition, upon satisfaction of specified conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of the stockholders.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to specified conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a meeting of the stockholders and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. Our board of directors has resolved that, subject to Maryland law, this provision may not be amended or repealed without the approval of holders of at least a majority of the outstanding shares of common stock. There can be no assurance, however, that the provision will not be amended or eliminated in the future or that the resolution is enforceable under Maryland law.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•       with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only:

•        pursuant to our notice of the meeting;

•        by or at the direction of our board of directors; or

•        by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws; and

•       with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our board of directors may be made only:

•        pursuant to our notice of the meeting;

•        by or at the direction of our board of directors; or

•        provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.

Amendment to our Bylaws

The board of directors has the exclusive power to adopt, alter, repeal or amend our bylaws.

Extraordinary Actions

As permitted by the Maryland General Corporation Law, our charter provides that our dissolution must be advised by a majority of our entire board of directors and approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. See “Description of Stock—Common Stock.”

Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless advised by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of such matters by the affirmative vote of a majority of all of the votes entitled to be cast thereon. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary may be able to merge or to sell all or substantially all of its assets without a vote of the corporation’s stockholders.

Stockholder Rights Plan

We have adopted a stockholder rights plan which provides that one right to purchase one one-hundredth of a share of Series A junior preferred stock, par value $0.01 per share, is attached to each outstanding share of our common stock. The rights have specified anti-takeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquiror to negotiate a price fair for all stockholders with our board of directors. The rights are intended to cause substantial dilution to an acquiring party that attempts to acquire us on terms not approved by our board of directors, but the rights will not interfere with any merger or other business combination that is approved by our board of directors.

The rights are not presently exercisable. The rights, other than those held by the acquiring person, will separate from the common stock and become exercisable upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding shares of common stock, or (ii) ten business days (or such later date as our board of directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group acquiring beneficial ownership of 15% or more of our common stock.

Each right entitles the holder to purchase one-hundredth of a share of Series A junior preferred stock for an exercise price that is currently $120 per share. Once the rights become exercisable, any rights held by the acquiring party, and specified related persons, will be void, and all other holders of rights will receive upon exercise of their rights that number of shares of common stock having a market value of two times the exercise price of the right. The rights, which expire on February 10, 2010, may be redeemed at any time prior to the time a party becomes an acquiring person, for $0.01 per right. Until a right is exercised, the holder of that right will have no rights as a stockholder of ours, including, without limitation, the right to vote or receive dividends.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•       a classified board;

•       a two-thirds vote requirement for removing a director;

•       a requirement that the number of directors be fixed only by vote of the directors;

•       a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•       a majority requirement for the calling by stockholders of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already:

•       vest in the board of directors the exclusive power to fix the number of directorships and

•       require, unless called by our chairman of the board of directors, our president, our chief executive officer or the board of directors, the request of holders of a majority of outstanding shares to call a special meeting.

We have also elected to be subject to the provisions of Subtitle 8 relating to:

•       a two-thirds vote for the removal of any director from the board; and

•       the filling of vacancies on the board.

Anti-Takeover Effect of Provisions of Maryland Law, Our Charter and Bylaws and Our Rights Plan

The possible future application of the business combination, the control share acquisition and certain Subtitle 8 provisions of the Maryland General Corporation Law, the advance notice provisions of our bylaws and our stockholder rights plan may delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or for other reasons be desired by them.

SELLING STOCKHOLDERS

The notes were originally issued by us and sold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers, as defined by Rule 144A under the Securities Act. Under certain circumstances, we may issue shares of our common stock upon the conversion of the notes. In such circumstances, the recipients of shares of our common stock, whom we refer to as the selling stockholders, may use this prospectus to resell from time to time the shares of our common stock that we may issue to them upon the conversion of the notes. Information about the selling stockholders is set forth herein and information about additional selling stockholders may be set forth in a prospectus supplement, in a post-effective amendment or in filings that we make with the SEC under the Exchange Act, which are incorporated by reference into this prospectus.

Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus and any accompanying prospectus supplement any or all of the shares of our common stock which we may issue upon the conversion of the notes. The following table sets forth information, as of April 9, 2007, with respect to the selling stockholders and the number of shares of our common stock that would become beneficially owned by each selling stockholder should we issue our common stock to such selling stockholder that may be offered pursuant to this prospectus upon the conversion of the notes. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock which we may issue upon the conversion of the notes. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The number of shares of our common stock issuable upon the conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling stockholder at the maximum conversion rate of 10.1729 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This conversion rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the conversion of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the conversion of the notes.

Based upon information provided by the selling stockholders, none of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, with the exception of Citigroup Global Markets Inc. and UBS Securities LLC, which acted as initial purchasers in the original issuance of the notes.

To the extent any of the selling stockholders identified below are, or are affiliated with, broker-dealers, they may be deemed to be, under SEC Staff interpretations, “underwriters” within the meaning of the Securities Act.

Name	Number of shares beneficially owned prior to the offering	Percentage of shares beneficially owned prior to the offering(1)	Number of shares offered hereby	Number of shares beneficially owned following the offering(2)	Percentage of shares beneficially owned following the offering(3)
Allstate Insurance Company(4)	57,746	*	20,346	37,400	*
Allstate Life Insurance Company(5)	10,173	*	10,173	—	—
Bank of America Pension Plan(6)	20,346	*	20,346	—	—
BMO Nesbitt Burns Inc.(7)	61,037	*	61,037
Cincinnati Insurance Company(8)	10,173	*	10,173	—	—
Citigroup Global Markets Inc (9)	54,323	*	54,323	—	—
D. E. Shaw Valence Portfolios, L.L.C.(10)	427,262	1.450%	427,262	—	—
DBAG London(11)	346,896	1.177%	346,896	—	—
Deutsche Bank Securities Inc.	55,951	*	55,951	—	—
GE Singapore Life Insurance Fund(12)	2,035	*	2,035	—	—
Grace Convertible Arbitrage Fund, LTD(13)	45,778	*	45,778	—	—
Hershey Foods Corporation Master Retirement Trust(14)(15)	7,611	*	3,311	4,300	*
ING Pioneer High Yield Portfolio(12)	6,104	*	6,104	—	—
John Hancock Funds II—Real Estate Equity Fund(14)	65,057	*	28,357	36,700	*
John Hancock Trust—Real Estate Equity Trust(14)	69,042	*	30,142	38,900	*
KBC Financial Products USA Inc.(16)	50,865	*	50,865	—	—
Morgan Stanley & Co. Incorporated(17)	146,453	*	101,729	44,724	*
Peoples Benefit Life Insurance Company Teamsters(6)	40,692	*	40,692	—	—
Pioneer High Yield Fund(12)	179,043	*	179,043	—	—
Pioneer High Yield VCT Portfolio(12)	6,104	*	6,104	—	—
Pioneer US Corp High Yield Bond(12)	10,173	*	10,173	—	—
Redbourn Partners Ltd.(6)	40,692	*	40,692	—	—
Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd.(18)	50,865	*	50,865	—	—
Steelhead Pathfinder Master L.P.(19)	20,346	*	20,346	—	—
T. Rowe Price Real Estate Fund, Inc.(14)	696,488	2.363%	293,488	403,000	1.367%
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited(20)	179,542	*	179,542	—	—
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited(20)	23,916	*	23,916	—	—
UBS Securities LLC	435,075	1.476%	275,218	159,857	*
Vicis Capital Master Fund(21)	101,729	*	101,729	—	—
Any other holder of common stock issuable upon conversion of notes or future transferee, pledgee, donee or successor of any holder	2,182,898	7.406%	2,182,898	—	—
Total	5,404,415	18.336%	4,679,534	724,881	2.459%

                 * Less than 1.0%

       (1) Based on a total of 29,474,020 shares of our common stock outstanding as of April 9, 2007.

       (2) Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus.

       (3) Additional selling stockholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the selling stockholders table by prospectus supplement or post-effective amendment.

       (4) Allstate Insurance Company is a wholly-owned subsidiary of Allstate Corporation, a publicly held entity.

       (5) Allstate Life Insurance Company is an indirect wholly-owned subsidiary of the Allstate Corporation, a publicly held entity.

       (6) Alex Lach serves as the portfolio manager to the selling stockholder and is the natural person with voting and dispositive power over the shares of the selling stockholder.

       (7) BMO Nesbitt is a subsidiary of the Bank of Montreal, a publicly held entity.

       (8) Cincinnati Insurance Company is a wholly-owned subsidiary of Cincinnati Financial Corporation, a publicly held entity.

       (9) Citigroup Global Markets Inc. is a subsidiary of Citigroup Inc., a publicly held entity.

(10) D. E. Shaw & Co., as either managing member or investment adviser, has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by this selling stockholder. Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees, exercise voting and investment control over the notes on D. E. Shaw & Co., L.P.’s behalf.

(11) Patrick Corrigan is the natural person with voting and dispositive power over the shares of the selling stockholder.

(12) Pioneer Investment Management, Inc. (“PIM”), the selling stockholder’s investment advisor, has or shares voting and dispositive power with respect to the shares issuable upon conversion of the notes. PIM is a privately held company the sole shareholder of which is Pioneer Investment Management USA Inc. (“PIMUSA”). The sole shareholder of PIMUSA is a private Italian company called Pioneer Global Asset Management S.p.A. (“PGAM”). The parent company of PGAM is UniCredito Italiano S.p.A., a publicly traded Italian bank.

(13) Michael Brallon is the natural person with voting and dispositive power over the shares of the selling stockholder.

(14) T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by the selling stockholder, as well as shares owned by certain other individual and institutional investors. For purposes of reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. may be deemed to be the beneficial owner of all of the shares of the selling stockholder listed above. However, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact the beneficial owner of such securities. T. Rowe Price Associates, Inc. is a wholly-owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

(15) Hershey Co. is the parent entity of Hershey Foods Corporation Master Retirement Trust.

(16) KBC Financial Products USA Inc. is a subsidiary of KBC Group N.V., a publicly held entity.

(17) Morgan Stanley & Co. Incorporated is a wholly owned subsidiary of Morgan Stanley, a publicly held entity.

(18) Messrs. Mark Fishman and Sal Naro may be deemed to share beneficial ownership of the notes owned of record by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd., by virtue of their status as managing members of Sailfish Capital Partners, LLC, a Delaware limited liability company, the principal business of which is serving as the investment manager of Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd., a Cayman Island limited company. Each of Mr. Fishman and Mr. Naro share investment and voting power with respect to the ownership interests of the notes owned by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd. but disclaim beneficial ownership of such interests.

(19) J. Michael Johnson and Brian K. Klein, managing members of Steelhead Partners LLC, are the natural persons with voting and dispositive power over the shares of the selling stockholder.

(20) The selling stockholder is a fund which cedes investment control to UBS O’Connor LLC, the investment manager, which makes all the investment and voting decisions. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG which is listed and traded on the NYSE.

(21) Vicis Capital LLC serves as the investment manager to Vicis Capital Master Fund. John Succo, Shad Stastney and Sky Lucas are the natural persons with control over Vicis Capital LLC but disclaim individual ownership of the securities.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary of material U.S. federal income tax considerations regarding an investment in our securities is based on current law, is for general information only and is not tax advice. This summary does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or, except to the extent discussed under the headings “—Taxation of Tax-Exempt Stockholders” and “—Taxation of Foreign Stockholders,” to certain types of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) that are subject to special treatment under the U.S. federal income tax laws. This summary assumes that investors will hold our securities as “capital assets” (generally, property held for investment) under the Internal Revenue Code.

YOU SHOULD CONSULT WITH YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company

General

The REIT provisions of the Internal Revenue Code are highly technical and complex. The following sets forth the material aspects of the provisions of the Internal Revenue Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change and which changes may apply retroactively.

We intend to operate in a manner that will enable us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code. Although we believe that we are organized as and operate in such a manner, we cannot assure you that we qualify or will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distributions to stockholders. In addition, we would not be obligated to make distributions to stockholders.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1996, and intend to continue to operate in a manner consistent with such election and all rules with which a REIT must comply. We have received from Mayer, Brown, Rowe & Maw LLP its opinion to the effect that, commencing with our taxable year ended December 31, 1996, we were organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including representations concerning, among other things, our business and properties, the amount of rents attributable to personal property and other items regarding our ability to meet the various requirements for qualification as a REIT). The opinion is expressed as of its date, and Mayer, Brown, Rowe & Maw LLP has undertaken no obligation to advise holders of securities of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, qualification and taxation as a REIT depends upon our having met and continuing to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Mayer, Brown, Rowe & Maw LLP. The Mayer, Brown, Rowe & Maw LLP opinion relies, in part, on an opinion issued by Skadden, Arps, Slate, Meagher & Flom LLP, which firm previously served as our tax counsel.

In any year in which we qualify as a REIT we will not be subject to U.S. federal income tax on that portion of our REIT taxable income or capital gain which is distributed to our stockholders. We may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed. To the extent that we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of the undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by us.

Notwithstanding our qualification as a REIT, we may also be subject to taxation in other circumstances. If we should fail to satisfy either the 75% or the 95% gross income tests, as discussed below, and nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of the amount by which we fail to satisfy either the 75% or the 95% gross income test, multiplied by a fraction intended to reflect our profitability. Furthermore, if we fail to satisfy the 5% asset test or the 10% vote and value test (and we do not qualify for a de minimis safe harbor) or we fail to satisfy the other asset tests, each of which are discussed below, and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to the greater of $50,000 or an amount determined (pursuant to regulations prescribed by the Treasury) by multiplying the highest corporate tax rate by the net income generated by the assets that caused the failure for the period beginning on the first date of the failure to meet the tests and ending on the date (which must be within six months after the last day of the quarter in which the failure is identified) that we dispose of the assets or otherwise satisfy the tests. If we fail to satisfy one or more REIT requirements other than the 75% or the 95% gross income tests and other than the asset tests, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a penalty of $50,000 for each such failure. We will also be subject to a tax of 100% on net income from any “prohibited transaction,” as described below, and if we have net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax on such income from foreclosure property at the highest corporate rate. We will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest that would be reapportioned under Section 482 of the Internal Revenue Code to “taxable REIT subsidiaries” in order to more clearly reflect income of the taxable REIT subsidiary. A taxable REIT subsidiary is any corporation (or an unincorporated entity that is treated as an association taxable as a corporation under the Internal Revenue Code) for which a joint election has been made by a REIT and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such REIT. See “—Other Tax Considerations—Investments in Taxable REIT Subsidiaries.” In addition, if we should fail to distribute during each calendar year at least the sum of:

•       85% of our REIT ordinary income for such year;

•       95% of our REIT capital gain net income for such year, other than capital gains we elect to retain and pay tax on as described below; and

•       any undistributed taxable income from prior years,

we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that we elect to retain and pay income tax on our long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.

A REIT is permitted to designate in a notice mailed to stockholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, the amount of undistributed net long-term capital gains it received during the taxable year, which its stockholders are to include in their taxable income as long-term capital gains. Thus, if we should make this designation, our stockholders would be required to include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us, and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our stockholders would be deemed to have paid such stockholder’s share of the tax paid by us on such gains, which tax would be credited or refunded to the stockholder. A stockholder would increase his tax basis in his shares by the difference between the amount of income to the holder resulting from the designation less the holder’s credit or refund for the tax paid by us. Through December 31, 2006, we have never made such a designation. We may also be subject to the corporate “alternative minimum tax”, as well as tax in various situations and on some types of transactions not presently contemplated. We will use the calendar year both for U.S. federal income tax purposes and for financial reporting purposes.

In order to qualify as a REIT, we must meet, among others, the following requirements:

Share Ownership Test

Our shares must be held by a minimum of 100 persons for at least 335 days in each taxable year or a proportionate number of days in any short taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of our shares may be owned, directly or indirectly, including via application of constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. If we comply with the Treasury Regulations for ascertaining our actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of our outstanding shares were held, actually or constructively, by five or fewer individuals, then we will be treated as meeting this share ownership requirement.

To ensure compliance with the 50% share ownership test, we have placed restrictions on the transfer of our shares to prevent concentration of ownership. Moreover, to evidence compliance with these requirements, under the Treasury Regulations we must maintain records which disclose the actual ownership of our outstanding shares and such regulations impose penalties against us for failing to do so. In fulfilling our obligation to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our shares disclosing the actual owners of such shares as prescribed by Treasury Regulations. A list of those persons failing or refusing to comply with such demand must be maintained as a part of our records. A stockholder failing or refusing to comply with our written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of our shares and other information. In addition, our charter provides restrictions regarding the transfer of shares that are intended to assist us in continuing to satisfy the share ownership requirements. We intend to enforce the percentage limitations on ownership of shares of our stock to assure that our qualification as a REIT will not be compromised.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy tests relating to the nature of our assets determined in accordance with generally accepted accounting principles. Where we invest in the equity of a partnership or limited liability company treated for U.S. federal income tax purposes as a partnership or disregarded entity, we will be deemed to own a proportionate share of the partnership’s or limited liability company’s assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, and government securities, and qualified temporary investments. Second, although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote or the value of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Further, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of our total assets may be represented by securities of any non-government issuer other than a taxable REIT subsidiary.

In general, a REIT is treated as owning its share of the underlying assets of a partnership or limited liability company taxed as a partnership for purposes of the REIT asset tests and gross income tests (described below). For purposes of the REIT asset tests:

•       our interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test;

•       any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and

•  any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of our interest as a partner in the partnership.

We currently hold and expect to hold in the future securities of various issuers. While we do not anticipate that our securities holdings would result in a violation of the REIT assets tests, fluctuations in value and other circumstances existing from time to time may increase our risk under the asset tests.

As discussed above, we generally may not own more than 10% by vote or value of any one issuer’s securities and no more than 5% of the value of our total assets generally may be represented by the securities of any issuer. If we fail to meet either of these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. After the 30-day cure period, we could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000 if the disposition occurs within six months after the last day of the calendar quarter in which we identify the violation. For violations of these tests that are larger than this amount and for violations of the other asset tests described above, where such violations are due to reasonable cause and not willful neglect, we can avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (within six months after the last day of the calendar quarter in which we identify the violation) and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets for the period beginning on the first date of the failure to meet the tests and ending on the date that we dispose of the assets or otherwise satisfy the asset tests.

Gross Income Tests

There are currently two separate percentage tests relating to the sources of our gross income which must be satisfied for each taxable year. For purposes of these tests, where we invest in the equity of a partnership or limited liability company treated for U.S. federal income tax purposes as a partnership or disregarded entity, we will be treated as receiving our share of the income and loss of the partnership or limited liability company, and the gross income of the partnership or limited liability company will retain the same character in our hands as it has in the hands of the partnership or limited liability company. The two tests are as follows:

A.   The 75% Gross Income Test.   At least 75% of our gross income (excluding gross income from “prohibited transactions”) for the taxable year must be “qualifying income.” Qualifying income generally includes:

(1)         rents from real property, except as modified below;

(2)         interest on obligations secured by mortgages on, or interests in, real property;

(3)         gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business (“dealer property”);

(4)         dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares;

(5)         abatements and refunds of real property taxes;

(6)         income from the operation, and gain from the sale, of “foreclosure property,” which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property;

(7)         commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and

(8)         certain qualified temporary investment income attributable to the investment of new capital received by us in exchange for our shares or certain publicly offered debt which income is received or accrued during the one-year period following the receipt of such capital.

Rents received from a tenant will qualify as rents from real property in satisfying the 75% test or the 95% gross income test described below only if several conditions are met. First, rents received by us will not qualify as rents from real property if we, or an owner of 10% or more of our shares, directly or constructively owns 10% or more of the total number of shares of all classes of stock of a tenant (or, in the case of any tenant which is not a corporation, 10% or more in the assets or net profits of such tenant) or 10% or more of the total value of shares of all classes of stock of a tenant, unless the tenant is a taxable REIT subsidiary of ours and certain other requirements are met with respect to the real property being rented.

Second, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of property constitutes real property or personal property under the REIT provisions of the Internal Revenue Code is subject to both legal and factual considerations and, as such, is subject to differing interpretations. Our accountants and counsel have advised us with respect to applicable considerations underlying such determination. After consulting with our accountants and counsel and considering such advice, we have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. Due to the specialized nature of our properties, however, there can be no assurance that the Internal

Revenue Service will not assert that the rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the Internal Revenue Service were successful, and the amount of such non-qualifying income, together with other non-qualifying income, exceeds 5% of our taxable income, we may fail to qualify as a REIT.

An amount received or accrued will not qualify as rents from real property or as interest income for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary, or an “independent contractor” from whom we derive no income, except that we may directly provide services that are “usually or customarily rendered” in connection with the rental of properties for occupancy only, or are not otherwise considered “rendered to the occupant for his convenience.” A REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts otherwise received with respect to that property as rents from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose will be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation function. Furthermore, we may furnish such impermissible services to tenants through a taxable REIT subsidiary and still treat amounts otherwise received with respect to the property as rent from real property.

B.   The 95% Gross Income Test.   In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends, other than on REIT shares, and interest on any obligations not secured by an interest in real property are included for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying income or non-qualifying income, for purposes of the 95% gross income test. Income from a hedging transaction that does not meet these requirements will be treated as non-qualifying income for purposes of the 95% gross income test.

For purposes of determining whether we comply with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A “prohibited transaction” is a sale of property held primarily for sale to customers in the ordinary course of a trade or business, excluding foreclosure property, unless we hold such property for at least four years and other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made to the property are satisfied. See “—General” above.

Even if we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under certain relief provisions of the Internal Revenue Code. These relief provisions will generally be available if:

•       following our identification of the failure, we file a schedule with a description of each item of gross income that caused the failure in accordance with regulations prescribed by the Treasury; and

•       our failure to comply was due to reasonable cause and not due to willful neglect.

If these relief provisions apply, however, we will nonetheless be subject to a special tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and REIT net capital gain, plus 90% of our net income after tax, if any, from foreclosure property, minus the sum of certain items of excess non-cash income. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. In any year, we may elect to retain, rather than distribute, our net capital gain and pay tax on such gain. If we make this election, our stockholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us, and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our stockholders would be deemed to have paid such stockholder’s share of the tax paid by us on such gains, which tax would be credited or refunded to the stockholder. Each stockholder would increase his tax basis in our shares by the difference between the amount of income to the holder resulting from the designation less the holder’s credit or refund for the tax paid by us.

We intend to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, intend to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

If we fail to meet the 90% distribution requirement as a result of an adjustment to our tax return by the Internal Revenue Service, or if we determine that we have failed to meet the 90% distribution requirement in a prior taxable year, we may retroactively cure the failure by paying a “deficiency dividend,” plus applicable penalties and interest, within a specified period.

Absence of Earnings and Profits from Non-REIT Years

In order to qualify as a REIT, we must not have accumulated earnings and profits attributable to any non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute any such accumulated earnings and profits. Unless the “deficiency dividend” procedures described above apply and we comply with those procedures, failure to distribute such accumulated earnings and profits would result in our disqualification as a REIT. We believe that we had no accumulated earnings and profits as of December 31, 1995. The determination of accumulated earnings and profits, however, depends upon a number of factual matters related to our activities and operations during our entire corporate existence and is subject to review and challenge by the Internal Revenue Service. There can be no assurance that the Internal Revenue Service will not examine our tax returns for prior years and propose adjustments to increase our taxable income, and as a consequence, earnings and profits. In this regard, the Internal Revenue Service can consider all of our taxable years as open for review for purposes of determining the amount of such earnings and profits.

Tax Aspects of Our Investments in Partnerships

A few of our investments are held through partnerships. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in our computation of our REIT taxable income, and we will include our proportionate share of the assets held by each partnership for purposes of the REIT asset tests.

Our interest in a partnership involves special tax considerations, including the possibility of a challenge by the Internal Revenue Service of the status of a partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If a partnership were to be treated as such an association, the partnership would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change, which may preclude us from satisfying the REIT asset tests and may preclude us from satisfying the REIT gross income tests. See “—Failure to Qualify” below, for a discussion of the effect of our failure to meet such tests. In addition, any change in the status of any partnership indirectly owned by us might be treated as a taxable event, in which case we may incur a tax liability without any related cash distributions.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, we will be subject to tax, including applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to our stockholders will be taxable as ordinary income and, subject to the limitations set forth in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

In the event that we fail to satisfy one or more requirements for qualification as a REIT, other than the 75% and the 95% gross income tests and other than the asset tests, each of which is subject to the cure provisions described above, we will retain our REIT qualification if (i) the violation is due to reasonable cause and not willful neglect and (ii) we pay a penalty of $50,000 for each failure to satisfy the provision.

Taxation of Our Stockholders

Taxation of Taxable Domestic Stockholders

As long as we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary dividends and will not be eligible for the dividends-received deduction for corporations. Ordinary dividends will be taxable to our domestic stockholders as ordinary income, except that prior to January 1, 2011, such dividends will be taxed at the rate applicable to long-term capital gains to the extent that such dividends are attributable to dividends received by us from non-REIT corporations (such as taxable REIT subsidiaries) or are attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). We do not expect a significant portion of our ordinary dividends to be eligible for taxation at long-term capital gain rates. Distributions that are designated as capital gain dividends and retained net capital gain will be taxed as long-term capital gains, to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, net capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate to the extent of previously claimed real property depreciation. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a return of capital to the stockholder, reducing the tax basis of a stockholder’s shares by the amount of such distribution, but not below zero, with distributions in excess of the stockholder’s tax basis being taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by us in October, November or December of any year and payable to a stockholder of record on a specific date in any such month may be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. U.S. federal income tax rules may also require that minimum tax adjustments and preferences be apportioned to our stockholders.

In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions from us required to be treated by such stockholder as long-term capital gains.

Gain from the sale or exchange of shares held for more than one year is taxed at a maximum capital gain rate of 15% for individuals for sales or exchanges occurring prior to January 1, 2011 (and 20% for sales and exchanges occurring thereafter). Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the 15% (or 20%) maximum capital gains rate or as unrecaptured Internal Revenue Code Section 1250 gain taxable at a maximum rate of 25%.

If we elect to retain capital gains rather than distribute them, a U.S. stockholder will be deemed to receive a capital gain dividend equal to the amount of such retained capital gains. Such gains are subject to apportionment among the two rate groups set forth above. In such a case, a stockholder will receive certain tax credits and basis adjustments reflecting the deemed distribution and deemed payment of taxes by the stockholder.

Our stockholders should consult their tax advisors with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains and other income.

Back-up Withholding

We will report to our domestic stockholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to the paid distributions. Under the back-up withholding rules, a stockholder may be subject to back-up withholding at applicable rates on distributions paid unless the stockholder is a corporation or is otherwise specifically exempt from back-up withholding and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from back-up withholding, and complies with applicable requirements of the back-up withholding rules. A stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as back-up withholding will be credited against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of any capital gain distributions made to any stockholders who fail to certify their non-foreign status to us. Currently, the back-up withholding rate is 28%. The rate is scheduled to increase to 31% for taxable years 2011 and thereafter.

Taxation of Tax-Exempt Stockholders

The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a “pension-held REIT,” based upon the ruling, the analysis in the ruling and the statutory framework of the Internal Revenue Code, distributions by us to a stockholder that is a tax-exempt entity should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” (within the meaning of the Internal Revenue Code), and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and consistent with our present intent, that we do not hold a residual interest in a real estate mortgage investment conduit.

However, if any pension or other retirement trust that qualifies under Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a “pension-held REIT” at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute unrelated business taxable income. For these purposes, a “pension-held REIT” is defined as a REIT that would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of stock of the REIT and at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts, each owning more than a 10% interest by value in the REIT, hold in the aggregate more than 50% by value of the interests in such REIT. We do not believe that we are, and we do not expect to become, a pension-held REIT.

Taxation of Foreign Stockholders

We will qualify as a “domestically controlled qualified investment entity” so long as we qualify as a REIT and less than 50% in value of our shares are held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trusts and estates. It is currently anticipated that we will qualify as a domestically controlled qualified investment entity. Under these circumstances, gain from the sale of the shares by a foreign person in a taxable year should not be subject to U.S. taxation, unless such gain is effectively connected with such person’s U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year.

Distributions of cash generated by our real estate operations, but not by our sale or exchange of our properties, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign stockholder files the required form with us evidencing such lower rate or unless the foreign stockholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is “effectively connected” income. Under applicable Treasury Regulations, foreign stockholders generally must provide the Internal Revenue Service Form W-8ECI beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date.

Distributions of proceeds attributable to the sale or exchange by us of U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, and may be subject to branch profits tax in the hands of a stockholder which is a foreign corporation if it is not entitled to treaty relief or exemption. However, these distributions will not be subject to tax under the Foreign Investment in Real Property Tax Act or the branch profits tax, and will instead be taxed in the same manner as distributions of cash generated by our real estate operations other than the sale or exchange of properties (as described above) if:

•       the distribution is made with regard to a class of shares that is regularly traded on an established securities market in the United States; and

•       the recipient shareholder does not own more than 5% of that class of shares at any time during the year within which the distribution is received.

We are required by applicable Treasury Regulations to withhold 35% of any distribution to a foreign person owning more than 5% of the relevant class of shares that could be designated by us as a capital gain dividend. Any amount so withheld is creditable against the foreign stockholder’s Foreign Investment in Real Property Tax Act tax liability.

The U.S. federal income taxation of foreign persons is a highly complex matter that may be affected by many other considerations. Accordingly, any foreign investors should consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in us.

Tax Rates

Long-term capital gains and “qualified dividends” received by an individual are generally subject to U.S. federal income tax at a maximum rate of 15%. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends generally are not eligible for the 15% maximum tax rate on qualified dividends. As a result, our ordinary REIT dividends are taxed at the higher tax rates applicable to ordinary income. However, the 15% maximum tax rate for long-term capital gains and qualified dividends generally applies to:

•       your long-term capital gains, if any, recognized on the disposition of our shares;

•       our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate);

•       our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

•       our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Without future congressional action, the maximum tax rate on long-term capital gains will increase to 20% in 2011, and the maximum rate on dividends will be increased to the tax rate then applicable to ordinary income.

Other Tax Considerations

Investments in Taxable REIT Subsidiaries

Certain of our subsidiaries have elected to be treated as taxable REIT subsidiaries of us. As taxable REIT subsidiaries of us, these entities will pay U.S. federal and state income taxes at the full applicable corporate rates on their income prior to the payment of any dividends. Our taxable REIT subsidiaries will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent a taxable REIT subsidiary of us is required to pay federal, state or local taxes, the cash available for distribution by such taxable REIT subsidiary to its shareholders will be reduced accordingly.

Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities which cannot be performed directly by REITs without jeopardizing their REIT status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated REIT which could materially increase the taxable income of the taxable REIT subsidiary and are subject to prohibited transaction taxes on certain other payments made to the associated REIT. We will be subject to a tax of 100% on the amount of any rents from real property, deduction or excess interest paid by any of our taxable REIT subsidiaries to us that would be reduced through reapportionment under Internal Revenue Code section 482 in order to more clearly reflect income of the taxable REIT subsidiary.

Under the taxable REIT subsidiary provisions, we and any taxable entity treated as a corporation for tax purposes in which we own an interest are allowed to jointly elect to treat such entity as a “taxable REIT subsidiary.” In addition, if a taxable REIT subsidiary of us owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also be treated as a taxable REIT subsidiary of us. As stated above, taxable REIT subsidiary elections have been made for certain entities in which we own an interest. Additional taxable REIT subsidiary elections may be made in the future depending upon the circumstances for additional entities in which we own an interest.

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective stockholders should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the Internal Revenue Service and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effects of state and local tax laws on an investment in the offered securities.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of the shares of our common stock beneficially owned by them and offered hereby directly or through one or more broker-dealers or agents. The selling stockholders will be responsible for any agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at privately negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•       on the NYSE or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•       in the over-the-counter market;

•       in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•       through the writing of options, whether such options are listed on an options exchange or otherwise;

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•       an exchange distribution in accordance with the rules of the applicable exchange;

•       in privately negotiated transactions;

•       through the settlement of short sales;

•       broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•       a combination of any such methods of sale; and

•       any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, to the extent available, rather than under this prospectus or any accompanying prospectus supplement. In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short position. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus or any accompanying prospectus supplement.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales of our common stock. If the selling stockholders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders will be subject to the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of common stock by the selling stockholders and their affiliates.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus or any accompanying prospectus supplement forms a part.

LEGAL MATTERS

Certain legal matters with respect to federal income tax will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Los Angeles, California. The validity of the securities will be passed upon for us by Venable LLP, Baltimore, Maryland.

EXPERTS

The consolidated financial statements of Alexandria Real Estate Equities, Inc. appearing in its Annual Report on Form 10-K for the year ended December 31, 2006 (including the schedule appearing therein), and Alexandria Real Estate Equities, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. You can identify some of the forward-looking statements by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates,” or the negative of these words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by the forward-looking statements, including, but not limited to, those described in our most recently filed Annual Report on Form 10-K and our most recently filed Quarterly Report on Form 10-Q, both as incorporated herein by reference. See “Where You Can Find More Information.” We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements, whether as a result of new information, future events or otherwise.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution.

The following table itemizes the expenses in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	14,581
Printing and Engraving Expenses	50,000
Legal Fees and Expenses	500,000
Accounting Fees and Expenses	150,000
Miscellaneous	50,000
Total	764,581

*                    Estimated. Actual amounts to be determined from time to time.

Item 15.                 Indemnification of Directors and Officers.

The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by the Maryland General Corporation Law.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer or (ii) any individual who, while a director of us and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee from and against any claim or liability to which such person may become subject or to which such person may incur by reason of his or her serving as a present or former director or officer of us.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a director or officer of us and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity. Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and to any of our employees or agents or our predecessor.

The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the Maryland General Corporation Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

Each of the indemnification agreements with our executive officers require that we indemnify such officers to the maximum extent permitted by Maryland law, and to pay such persons’ expenses in defending any civil or criminal proceeding in advance of final disposition of such proceeding.

Item 16.                 Exhibits.

Exhibit Number	Exhibit
4.1*	Specimen certificate representing shares of common stock, filed as an exhibit to our Registration Statement on Form S-11 (No. 333-23545), declared effective by the Commission on May 27, 1997.
4.2*

Indenture, dated January 17, 2007, among Alexandria Real Estate Equities, Inc., Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust Company, as Trustee, filed as an exhibit to our current report on Form 8-K filed with the Commission on January 19, 2007.

5.1	Opinion of Venable LLP.
8.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding certain federal income tax matters.
23.1	Consent of Venable LLP (filed with Exhibit 5.1).
23.2	Consent of Mayer, Brown, Rowe & Maw LLP (filed with Exhibit 8.1).
23.3	Consent of Ernst & Young LLP.
24.1	Power of Attorney (included on the signature page of the Registration Statement).

*                    Incorporated by reference.

Item 17.                 Undertakings.

The undersigned registrant hereby undertakes:

a.      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.     to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs a.i , a.ii and a.iii above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

b.     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.       Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.     Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

e.      That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

f.      That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

g.      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on April 13, 2007.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
By:	/s/ JOEL S. MARCUS
Joel S. Marcus
Chief Executive Officer

Each of the undersigned does hereby constitute and appoint Joel S. Marcus and Dean A. Shigenaga, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubmission to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement registration, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name, in his or her respective capacity as a member of the board of directors or officer of the registrant, the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, to any related Rule 462(b) registration statement and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this prospectus.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 13, 2007.

Name	Title
/s/ JERRY M. SUDARSKY	Chairman of the Board
Jerry M. Sudarsky
/s/ JOEL S. MARCUS	Chief Executive Officer, Director
Joel S. Marcus	(Principal Executive Officer)
/s/ DEAN A. SHIGENAGA	Chief Financial Officer
Dean A. Shigenaga	(Principal Financial and Accounting Officer)
/s/ JOHN L. ATKINS, III	Director
John L. Atkins, III
/s/ RICHARD B. JENNINGS	Director
Richard B. Jennings

S-1

/s/ RICHARD H. KLEIN	Director
Richard H. Klein
Director
James H. Richardson
/s/ MARTIN A. SIMONETTI	Director
Martin A. Simonetti
/s/ ALAN G. WALTON	Director
Alan G. Walton
/s/ RICHMOND A. WOLF	Director
Richmond A. Wolf

S-2

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1*	Specimen certificate representing shares of common stock, filed as an exhibit to our Registration Statement on Form S-11 (No. 333-23545), declared effective by the Commission on May 27, 1997.
4.2*

Indenture, dated January 17, 2007, among Alexandria Real Estate Equities, Inc., Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust Company, as Trustee, filed as an exhibit to our current report on Form 8-K filed with the Commission on January 19, 2007.

5.1	Opinion of Venable LLP.
8.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding certain federal income tax matters.
23.1	Consent of Venable LLP (filed with Exhibit 5.1).
23.2	Consent of Mayer, Brown, Rowe & Maw LLP (filed with Exhibit 8.1).
23.3	Consent of Ernst & Young LLP.
24.1	Power of Attorney (included on the signature page of the Registration Statement).

*                    Incorporated by reference.